Mayer Brown LLP 71 South Wacker Drive Chicago, Illinois 60606-4637 Main Tel (312) 782-0600 Main Fax (312) 701-7711 www.mayerbrown.com

May 20, 2015

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Katherine Hsu

Kayla Florio

Re:	GE Dealer Floorplan Master Note Trust

Form 10-K for Fiscal Year Ended December 31, 2014
Filed March 27, 2015
File Nos. 333-115582, 333-115582-03

On behalf of CDF Funding, Inc. (the “Company”), I submit this letter in response to the letter (the “Comment Letter”) dated May 8, 2015 from the staff of the Securities and Exchange Commission (the “Staff”) to the Company relating to the GE Dealer Floorplan Master Note Trust Form 10-K referenced above (the “Subject Filing”).

The Company’s responses to the Staff’s comments are set forth below. For ease of reference a summary of the Staff’s written comments has been presented in italics below. Unless otherwise noted, “we”, “us” and similar terms refer to the Company.

Form 10-K

Exhibit Index

1.	We note that you list Exhibit 4.9 and Exhibit 4.10 as two different Indenture Supplements, which you incorporate by reference to your filing. Your incorporation by reference for each of these exhibits, however, references the same Exhibit 4.1 of the Form 8-K dated February 4, 2015 and filed on February 9, 2015. Please revise to correct the referenced exhibit number for Exhibit 4.10 in future filings.

Mayer Brown LLP operates in combination with other Mayer Brown entities with offices in Europe and Asia and is associated with Tauil & Chequer Advogados, a Brazilian law partnership.

Mayer Brown llp

May 20, 2015

Response

We will revise the referenced exhibit number for Exhibit 4.10 in future filings to reference Exhibit 4.2 of Form 8-K dated February 4, 2015 and filed on February 9, 2015.

2.	Please revise in future filings to include the SEC file number reference for the documents that you are incorporating by reference in Exhibits 4.11, 99.6. 99.7 and 99.8 as the referenced documents were filed more than five years ago. See Item 10(d) of Regulation S-K.

Response

We will revise in future filings to include the SEC file number references for the documents that we are incorporating by reference in Exhibits 4.11, 99.6, 99.7 and 99.8.

* * * * *

Mayer Brown llp

May 20, 2015

In connection with responding to your comments, we have been authorized by the Company to inform you that the Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Subject Filing, (ii) Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Subject Filing, and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Julie A. Gillespie at (312) 701-7132. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Julie A. Gillespie

Julie A. Gillespie

cc:	Michael P. Paolillo